Nasdaq Regulation

Lisa Roberts
Vice President
Legal and Regulatory Group

December 21, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 21, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from LeddarTech Holdings Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common shares, without par value

Warrants, each whole warrant exercisable for one common share at an exercise price of $11.50 per share, subject to adjustment

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts